UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 12, 2021

Landcadia Holdings III, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39609	85-2096734
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1510 West Loop South Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)

(713) 850-1010

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	LCYAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	LCY	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	LCYAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

As previously reported, on January 24, 2021, Landcadia Holdings III, Inc., a Delaware corporation (“Landcadia”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among Landcadia, Helios Sun Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Landcadia (“Merger Sub”), HMAN Group Holdings Inc., a Delaware corporation (“Hillman Holdco”, and, together with its direct and indirect subsidiaries, collectively, “Hillman”) and CCMP Sellers’ Representative, LLC, a Delaware limited liability company in its capacity as the Stockholder Representative thereunder. In connection with the proposed business combination between Landcadia and Hillman (the “Business Combination”), Landcadia filed a registration statement on Form S-4 (File No. 333-252693) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). On June 24, 2021, the Registration Statement was declared effective by the SEC and on June 25, 2021, filed a Definitive Proxy Statement/Prospectus relating to Landcadia’s special meeting scheduled to be held on July 13, 2021 (the “Definitive Proxy Statement/Prospectus”), to among other things, obtain the approvals required to consummate the Business Combination.

Since the initial filing of the Registration Statement, purported shareholders of Landcadia have sent demand letters in connection with the Business Combination (the “Demand Letters”).

Landcadia is including in this Current Report on Form 8-K certain supplemental disclosures regarding the Business Combination. Landcadia and Landcadia’s board of directors believe that the allegations and claims asserted in the Demand Letters lack merit, and that the supplemental disclosures set forth herein are not required or necessary under applicable laws. However, solely in order to avoid the risk of the Demand Letters delaying or otherwise adversely affecting the Business Combination and to minimize the costs, risks, and uncertainties inherent in defending the claims, Landcadia hereby voluntarily amends and supplements the Definitive Proxy Statement/Prospectus, as set forth in this Current Report on Form 8-K. Landcadia and the members of its board of directors deny any liability or wrongdoing in connection with the Definitive Proxy Statement/Prospectus, and nothing in this Current Report on Form 8-K should be construed as an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the Definitive Proxy Statement/Prospectus, which should be read in its entirety and is available free of charge on the Internet site maintained by the SEC at http://www.sec.gov. Page references in the below disclosures are to pages in the Definitive Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement/Prospectus. To the extent the following information differs from or conflicts with the information contained in the Definitive Proxy Statement/Prospectus, the information set forth below shall be deemed to supersede the respective information in the Definitive Proxy Statement/Prospectus. New text is underlined, and deleted text is stricken through.

The disclosure on pages 64 and 65 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the second, third and fourth paragraphs under the sub-heading “Jefferies has certain other interests regarding the Business Combination that are different from, or in addition to, the interests of our other stockholders.” as follows:

Richard Handler, Chief Executive Officer and Director of JFG Sponsor and Chairman of the board of directors, Chief Executive Officer and President of Jefferies Group, currently serves as Co-Chairman and President of the Company. Upon the consummation of the Business Combination, Jefferies, ~~as the~~for its role as underwriter of our IPO, is entitled to receive $17.5 million of deferred underwriting commission, ~~up to~~ $4.5 million of which will~~may~~ be allocated to other banks that are mutually agreed between Hillman and the Company, resulting in Jefferies receiving $13.0 million of deferred underwriting commissions. The underwriters in our IPO waived their rights to the deferred underwriting commission held in the trust account in the event the Company does not complete an initial business combination within 24 months of the closing of the IPO, as may be extended in accordance with the terms of our Current Charter. Accordingly, if the Business Combination with Hillman, or any other initial business combination, is not consummated by that time and the Company is therefore required to be liquidated, the underwriters of the IPO, including Jefferies, will not receive any of the deferred underwriting commission and such funds will be returned to the Company’s public stockholders upon its liquidation.

Furthermore, Jefferies has been engaged by the Company as placement agent and capital markets advisor to the Company. The Company decided to retain Jefferies as a placement agent and capital markets advisor based primarily on (i) Jefferies’ extensive knowledge, strong market position and positive reputation in equity capital markets, (ii) Jefferies’ experienced and capable investment banking team and (iii) Jefferies’ long -standing relationship with and affiliation with the Company and the sponsors. The Company has agreed to pay Jefferies an aggregate fee of $8.4 million ~~and $13.5 million~~ in connection with its service~~s~~ as placement agent, ~~and capital markets advisor, respectively, all of~~ which will become payable, and is contingent upon the consummation of the transaction. Jefferies will not receive any separate fees for its role as capital markets advisor. In addition, under the terms of Jefferies’ engagement, the Company agreed to reimburse Jefferies for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. At the request of one of the PIPE investors, an affiliate of Jefferies may fund an additional $3.0 million of the Private Placement at Closing (in addition to the $25,000,000 that JFG Sponsor committed to purchase in connection with the Private Placement on January 24, 2021).

Additionally, Jefferies and Barclays were~~has been~~ engaged by Hillman Holdco prior to the transactions contemplated hereby to help it review strategic alternatives~~, including a sale of control of Hillman~~. Pursuant to such engagement, Jefferies expects to receive $6.8 million in M&A Advisory fees and Jefferies Finance expects to receive $21.1 million in financing fees relating to its role as joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman’s first lien term loan facility, a committed financing, that is being entered into in connection with the Closing~~financing fees in the amount of $6.8 million and $18.6 million~~, respectively, from Hillman, upon the Closing. In addition, Jefferies Finance, a subsidiary of JFG Sponsor, served as joint lead arranger and serves as administrative agent and collateral agent on Hillman Holdco’s existing senior credit facilities that are expected to be refinanced in connection with the Closing. In connection with its role as joint lead arranger, Jefferies Finance received an aggregate fee of approximately $9.5 million from Hillman HoldCo in 2018. Subsequently, Jefferies Finance also received an aggregate fee of $875,000 in connection with its role as joint lead arranger for an add-on financing to Hillman Holdco’s existing senior credit facilities. ~~Furthermore, Jefferies Finance is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman’s first lien term loan facility that is being entered into in connection with the Closing and expects to receive up to $22.7 million in fees in connection with such role.~~ Additionally, JFSI is expected to enter into a non-speculative, interest rate swap with The Hillman Group, Inc. in connection with New Hillman’s first lien term loan facility, and expects to receive ~~up to $568,000~~an aggregate of $81,000 in fees in connection with such transaction.

The disclosure on page 88 of the Definitive Proxy Statement/Prospectus is hereby supplemented by adding a new sentence at the end of the fourth paragraph as follows:

Subsequently, the parties discussed having Daniel O’Leary (who is not currently an officer or director of Landcadia) join the board of the post-business combination company as a nominee of Landcadia, which he agreed to do.

The disclosure on page 89 of the Definitive Proxy Statement/Prospectus is hereby supplemented by adding a new sentence at the end of the third full paragraph as follows:

However, neither Jefferies nor Barclays provided a formal report, opinion, or appraisal of Hillman.

The disclosure on page 90 of the Definitive Proxy Statement/Prospectus is hereby supplemented by adding the underlined language to the first paragraph as follows:

On January 24, 2021, Landcadia’s Board held a special board meeting via video conference to discuss the business combination, commitments and support from existing stockholders and prospective PIPE Investors and the terms of the definitive agreements. Prior to the special board meeting, the members of Landcadia’s Board were made aware of ~~certain~~ the material conflicts of interest that Jefferies and Mr. Handler had relating to the potential transaction with Hillman which are described elsewhere in this proxy statement/prospectus. Mr. Handler did not attend the special board meeting, but advised Mr. Scheinthal prior to the meeting that he approved the proposed transaction. A representative from Jefferies briefed the Landcadia Board on the terms of the Merger Agreement and discussed the status of the Private Placement. A representative from JFG Sponsor briefed the Landcadia Board on the findings of the financial and business due diligence. A representative from White & Case briefed the Landcadia Board on the findings of legal due diligence. Following the discussions, the Board unanimously voted in favor of approving the Merger Agreement, the Subscription Agreements and the transactions contemplated thereby. In approving the transactions, the Landcadia Board determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the assets held in the trust account. Also on January 24, 2021, Jefferies provided a disclosure letter to Hillman, pursuant to which Hillman again acknowledged and waived certain conflicts of interests that Jefferies had relating to the proposed business combination with Landcadia, including the fact that JFG Sponsor, Jefferies’ ultimate parent, is a stockholder and one of the Sponsors of Landcadia.

The disclosure on page 263 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the first and second paragraphs under the sub-heading “Financial, Capital Markets and Other Advisory Fees” as follows:

Jefferies, ~~as the~~ for its role as underwriter of our IPO, is entitled to receive $17.5 million of deferred underwriting commission, ~~up to~~ $4.5 million of which ~~may~~ will be allocated to other banks that are mutually agreed between Hillman and the Company, resulting in Jefferies receiving $13.0 million of deferred underwriting commissions. We have agreed to pay placement agent fees ~~and capital markets advisory fees~~ to Jefferies, an affiliate of JFG Sponsor, of $8.4 million ~~and $13.5 million, respectively,~~ upon the Closing. At the request of one of the PIPE investors, an affiliate of Jefferies may fund an additional $3.0 million of the Private Placement at Closing (in addition to the $25,000,000 that JFG Sponsor committed to purchase in connection with the Private Placement on January 24, 2021).

Additionally, Jefferies and Barclays were~~has been~~ engaged by Hillman Holdco prior to the transactions contemplated hereby to help it review strategic alternatives~~, including a sale of control of Hillman~~. Pursuant to such engagement, Jefferies expects to receive $6.8 million in M&A Advisory fees and Jefferies Finance expects to receive $21.1 million in financing fees relating to its role as joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman’s first lien term loan facility, a committed financing, that is being entered into in connection with the Closing~~financing fees in the amount of $6.8 million and $18.6 million~~, respectively, from Hillman, upon the Closing. In addition, Jefferies Finance, a subsidiary of JFG Sponsor, served as joint lead arranger and serves as administrative agent and collateral agent on Hillman Holdco’s existing senior credit facilities that are expected to be refinanced in connection with the Closing. In connection with its role as joint lead arranger, Jefferies Finance received an aggregate fee of approximately $9.5 million from Hillman HoldCo in 2018. Subsequently, Jefferies Finance also received an aggregate fee of $875,000 in connection with its role as joint lead arranger for an add-on financing to Hillman Holdco’s existing senior credit facilities. ~~Furthermore, Jefferies Finance is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman’s first lien term loan facility that is being entered into in connection with the Closing and expects to receive up to $22.7 million in fees in connection with such role.~~ Additionally, JFSI is expected to enter into a non-speculative, interest rate swap with The Hillman Group, Inc. in connection with New Hillman’s first lien term loan facility, and expects to receive ~~up to $568,000~~an aggregate of $81,000 in fees in connection with such transaction.

- END OF SUPPLEMENT TO PROXY STATEMENT –

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Landcadia has filed a registration statement on Form S-4 (File No. 333-252693) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, that is both the proxy statement to be distributed to holders of Landcadia’s common stock in connection with its solicitation of proxies for the vote by Landcadia’s stockholders with respect to the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on June 24, 2021 and Landcadia has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the Record Date. Landcadia’s stockholders, Hillman’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about Hillman, Landcadia and the Business Combination.  Landcadia stockholders and Hillman stockholders may also obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Landcadia Holdings III, Inc., 1510 West Loop South, Houston, Texas 77027, Attention: General Counsel, (713) 850-1010.

Participants in Solicitation

Landcadia and Hillman and their respective directors and officers may be deemed participants in the solicitation of proxies of Landcadia's stockholders in connection with the proposed Business Combination. A list of the names of Landcadia's directors and executive officers and a description of their interests in Landcadia as well as information about Hillman’s directors and executive officers is contained in the definitive proxy statement/prospectus, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the definitive proxy statement/prospectus that Landcadia filed with the SEC, including Jefferies Financial Group Inc.'s and/or its affiliate's various roles in the transaction. You should keep in mind that the interest of participants in such solicitation of proxies may have financial interests that are different from the interests of the other participants. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements Legend

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Hillman’s and Landcadia’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Hillman’s and Landcadia’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the proposed Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Most of these factors are outside Hillman’s and Landcadia’s control and are difficult to predict.  Factors that may cause such differences include, but are not limited to: (1) the risk that the proposed business combination disrupts Hillman’s current plans and operations; (2) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Hillman to grow and manage growth profitably and retain its key employees; (3) costs related to the proposed Business Combination; (4) changes in applicable laws or regulations; (5) the possibility that Landcadia or Hillman may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) the outcome of any legal proceedings that may be instituted against Landcadia or Hillman following the announcement of the merger agreement; (8) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Landcadia or Hillman, certain regulatory approvals or satisfy other conditions to closing in the merger agreement; (9) the impact of COVID-19 on Hillman’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to obtain or maintain the listing of the combined company’s shares of common stock on Nasdaq following the proposed transaction; or (11) other risks and uncertainties indicated from time to time in the Registration Statement containing the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Landcadia’s or Hillman’s other filings with the SEC.  The foregoing list of factors is not exclusive, and readers should also refer to those risks that will be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Landcadia with the SEC and those included under the header “Risk Factors” in Landcadia’s Annual Report on Form 10-K/A.   Readers are cautioned not to place undue reliance upon any forward-looking statements in this document, which speak only as of the date made.  Landcadia and Hillman do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this document to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDCADIA HOLDINGS III, INC.
Date: July 12, 2021

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer